UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Appointments of Independent Directors

On December 15, 2023, the Board of Directors (the “Board”) of Pop Culture Group Co., Ltd (the “Company”) appointed Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu, each as (i) an independent director, and (ii) a member of each of the nominating and corporate governance committee, the audit committee, and the compensation committee of the Board. Mr. Zhidi Lin, Mr. Haiquan Hu, and Ms. Azhen Lin are appointed as the chairperson of the audit committee, the nominating and corporate governance committee, and the compensation committee of the Board, respectively. The appointments filled the vacancies created by Mr. Douglas Menelly, Mr. Christopher Kohler, and Ms. Xiaolin Hu’s departure in September 2023. The Company has determined that Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu all satisfy the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended and the additional requirements for audit committee members under the corporate governance rules of the Nasdaq Stock Market LLC. The biographical information of Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu is set forth below.

Ms. Azhen Lin, age 36, has served as the general manager of the general management department at Xiamen Bojie Industrial Co., Ltd (“Xiamen Bojie”), a retailer of hardware and construction materials, since May 2014. She coordinates and manages the human resources department, the administration department, and the procurement department at Xiamen Bojie. She holds a junior college degree in finance accounting from Xiamen Huaxia University.

Mr. Zhidi Lin, age 39, has served as the Chief Financial Officer and Secretary of the Board of Directors of Xiamen Kaopu Cloud Co. (“Kaopu Cloud”), a cloud service provider, since May 2019. His experience focuses on financial management and risk management. At Kaopu Cloud, Mr. Lin leads the development of a financial management system and the establishment of an integrated financial control system for budgeting, funding, expense reimbursement, and financial analysis. He also formulates Kaopu Cloud’s internal control system and participates in the operation and management of Kaopu Cloud. Before joining Kaopu Cloud, from July 2018 to May 2019, Mr. Lin served as the Chief Financial Officer and Secretary of the Board of Directors of Yew Wah Landscape Co. (“Yew Wah”), a company providing landscape design, planting, and construction services. Mr. Lin was responsible for Yew Wah’s financial management, including initial public offering (“IPO”) financial standardization, tax planning, internal control construction, investment, and financing. He was also in charge of equity financing, bank financing, foreign investment, and IPO, and coordinating the daily work of Yew Wah’s Board of Directors. Mr. Lin holds a bachelor’s degree in food science and engineering from Jimei University in 2007, and a master’s degree in economics from Fujian Normal University in 2010.

Mr. Haiquan Hu, age 48, has served as the general manager of Giant Master Culture Development Co., Ltd (“Giant Master”), a culture development company, since October 2008, the general manager of Hangzhou Jujiang Star Electronic Commerce Co., LTD (“Jujiang Star”), a multi-channel network provider collaborating with influencers to provide audience development, content programming, creator collaborations, digital rights management, monetization, and/or sales, since June 2020, and the founder of Haiquan Fund, a venture capital fund focusing on artificial intelligence, healthcare, and entertainment areas, since 2013. Mr. Hu is responsible for formulating strategic planning and management policies at both Giant Master and Jujiang Star. At Haiquan Fund, Mr. Hu determines the investment direction of the fund, and is one of the members of the investment committee. He has rich experience in the entertainment and culture industries. Mr. Hu holds a bachelor’s degree in foreign trade from Shenyang Radio and Television University.

Ms. Azhen Lin, Mr. Zhidi Lin, and Mr. Haiquan Hu do not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: December 15, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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